KEROS THERAPEUTICS, INC.
99 Hayden Avenue, Suite 120, Building E
Lexington, Massachusetts 02421
November 10, 2020
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Laura Crotty

RE:	Keros Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-250010
Acceleration Request
Requested Date: Thursday, November 12, 2020
Requested Time: 4:00 p.m. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, Keros Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, November 12, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant’s counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Ryan Sansom and Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Ryan Sansom of Cooley LLP, counsel to the Registrant, at (617) 937-2335, or in his absence, Brandon Fenn at (212) 479-6626.
[Signature Page Follows]

Very truly yours,

KEROS THERAPEUTICS, INC.

By:	/s/ Jasbir Seehra
Name:	Jasbir Seehra, Ph.D.
Title:	Chief Executive Officer

cc:	Esther Cho, Keros Therapeutics, Inc.
Marc A. Recht, Cooley LLP
Ryan S. Sansom, Cooley LLP
Brandon Fenn, Cooley LLP
Peter N. Handrinos, Latham & Watkins LLP
Nathan Ajiashvili, Latham & Watkins LLP